Mail Stop 0510



May 25, 2005



Via U.S. mail and facsimile

Mr. Timothy P. Scanlan
General Counsel
Mestek, Inc.
260 North Elm Street
Westfield, MA 01085


Re: 	Mestek, Inc.
Schedule 14C filed April 29, 2005
Form 10-K filed March 31, 2005
File No. 001-00448

Omega Flex, Inc.
Form 10 filed April 29, 2005
File No. 001-32849


Dear Mr. Scanlan:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your filings in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
SCHEDULE 14C FILED APRIL 29, 2005

General

1. Please update the capitalization table, the selected historical financial and operating data, the unaudited pro forma financial statements, the management`s discussion and analysis of financial condition and results of operations, and the financial statements for financial information as of and for the three months ended March 31,
2005. In addition, please update all other disclosures as of the most recent practicable date, including, for example and without limitation, the security ownership table.

2. Please disclose the information required by Item 3 of Schedule
14C.

3. It appears that Mestek appointed a special committee of directors to review the spin-off of Omega Flex, which was first proposed by Mr.
John E. Reed. Please expand the disclosure in the filing to discuss the selection of this committee and its findings. In this regard, we note that the current disclosure in the filing only discusses the findings of the full board.

Cover Page of Schedule 14C

4. Please disclose the amount on which the filing fee was calculated and the method by which the transaction value was calculated.

Cover Page of Information Statement

5. We note the disclosure in the second sentence of the third paragraph. Please revise this disclosure to provide it in the form required by Item 2 of Schedule 14C.

6. We note the disclosure here and in the two letters to security holders that Omega Flex`s common stock has been authorized to be listed on the Nasdaq National Market. We also note the disclosure contained elsewhere in the filing that Omega Flex has merely applied to have its common stock listed on the Nasdaq National Market. See, for example and without limitation, the sections entitled "Summary of the Distribution - Stock Exchange Listing" and "Description of Capital
Stock - Nasdaq National Market Listing." Please revise accordingly.

7. Please disclose up front that 14% of the company will be owned by executive officers.

8. Please briefly explain "when issued" trading and "regular-way" trading.
Table of Contents

9. Please revise to include a listing of all agreements and other exhibits that will be delivered to security holders with the information statement.

Questions and Answers About the Distribution
Summary of the Distribution

10. Please revise to eliminate information that is repeated in the Q&A section and the summary section. For purposes of eliminating redundancies and grouping like information together, please view the
Q&A and summary as one section. In addition, when revising this disclosure, we strongly suggest that the procedural questions be discussed with short, clear answers in the Q&A and that the material, substantive disclosure be placed in the summary.

11. Please tell us supplementally of the basis for your statement that you are a "leading" manufacturer of flexible metal hose.

Settlement of Intercompany Receivable and Payment of Dividends to
Mestek

12. Please clarify here and, as appropriate, elsewhere in the filing that the dividend will be paid to Mestek and the management security holders. In addition, it appears that Omega Flex will finance this dividend by incurring indebtedness. Please disclose here and, as appropriate, elsewhere in the filing the terms of this indebtedness.
In this regard, we note the disclosure in the section entitled "Relationships Between Our Company and Mestek, Inc. - Mestek Dividend."

13. Please describe in greater detail here and, as appropriate, elsewhere in the filing the terms of the intercompany receivable that
Mestek owes Omega Flex and how this receivable will be repaid upon completion of the distribution.

Incurrence of Debt

14. Please disclose the aggregate amount that Omega Flex anticipates will be available under its credit facility.

Risk Factors

15. Many of the risk factors could apply to any issuer. See, for example and without limitation, risk factors three, thirteen, fourteen, fifteen, seventeen, nineteen and twenty two. Please clearly explain how they apply to Omega Flex.



We may substantially increase our debt in the future

16. Please disclose the amount of debt that Omega Flex will have outstanding as of the completion of the distribution.

The agreements we are entering into with Mestek in connection with the distribution...

17. Please clarify that these agreements may be less favorable to Omega Flex than either its previous agreements with Mestek or what it could have obtained in arm`s length negotiations with unaffiliated third parties.

Our charter documents or agreements may delay or prevent a change in control

18. Please briefly discuss the provisions of Omega Flex`s charter documents that may delay or prevent a change in control. In this regard, we note the disclosure in the section entitled "Description of
Capital Stock - Anti-Takeover Provisions." In addition, please clearly state the risk, namely that these anti-takeover provisions may prevent or frustrate attempts to effect a transaction that is in the best interests of its security holders.

Cautionary Note Regarding Forward-Looking Statements

19. Please delete the reference to the Private Securities
Litigation
Reform Act. The safe harbor does not apply to statements made by a registrant that is not subject to the reporting requirements of
Section 13(a) or 15(d) of Exchange Act.

Description of the Distribution

U.S. Federal Income Tax Consequences of Distribution

20. We note the disclosure in the first sentence of this section.
Please clarify that the disclosure in this section summarizes all material federal income tax consequences of the distribution.

21. Please supplementally provide us with a copy of the tax opinion.

22. We note your statement that "the legal opinion letter is to the effect that." Please revise to state counsel`s opinion.

Capitalization

23. The capitalization table should not include cash and cash equivalents, intercompany receivable, and note receivable from Mestek.
Please revise the disclosures to remove these lines.
Unaudited Pro Forma Income Statement

24. Please remove the operating income before interest, taxes, and stock based compensation subtotal.

Unaudited Pro Forma Balance Sheet

25. The unaudited pro forma balance sheet should include all major captions identified in Rule 5-02 of Regulation S-X, to the extent that the individual captions exceed 10% of total assets. See Rule 11-
02(b)(3) of Regulation S-X.  Accordingly, please:

* present, at a minimum, accounts receivable, inventories, and intercompany receivable from parent company separately from current assets;

* present separately, at a minimum, other accrued liabilities from current liabilities; and

* include lines for the remaining captions included in the subtotal current liabilities. To the extent that these captions do not exceed
10% of total assets, these captions may be combined.

Notes to Unaudited Pro Forma Financial Statements

26. Please explain to us how you calculated your pro forma income statement adjustment (1) to decrease operating expenses by $330. In particular, please tell us how this adjustment is factually supported, as required by Rule 11-02(b)(6) of Regulation S-X, including whether there are executed contracts underlying the calculation of this adjustment. In the notes, please disclose the assumptions involved in calculating this adjustment.

27. You state that pro forma income statement adjustment (2) to interest income would be immaterial. Please tell us the amount of this adjustment and why you believe it is immaterial. In addition, in calculating this amount, we note that you reduce the outstanding intercompany balance by a dividend of $2,861. Please tell us why, in calculating this adjustment, you have not also reduced the outstanding intercompany balance by the $9,350 dividend paid in January 2005. Based on your pro forma balance sheet adjustment (1), it appears that this dividend is also directly attributable to the transaction, and accordingly, would be considered in determining the pro forma adjustment to interest income.

28. Given that you will be retroactively restating your historical financial statements for the intended stock split, we do not understand the purpose of pro forma income statement adjustment
(4).
Please advise.
29. Please include a note for the pro forma adjustment of $409 to reflect the tax effect of the other pro forma adjustments.

30. We note that you only reflect $8,041 of the $9,350 dividend disclosed in pro forma balance sheet adjustment (1) as a reduction of retained earnings. Please advise or revise. In addition, please provide a statement that explains the $1,309 adjustment to common stock subject to put obligation.

31. In pro forma balance sheet adjustment (4), you indicate that cancellation of the put rights will increase paid in capital.
However, in the pro forma balance sheet, you reflect this adjustment in retained earnings. Please revise.

32. Please tell us how you estimated the transaction costs to be reimbursed by Mestek in pro forma balance sheet adjustment (5). In particular, please tell us how this adjustment is factually supported, as required by Rule 11-02(b)(6) of Regulation S-X, including whether there are executed contracts underlying the calculation of this adjustment. In your notes, please disclose the assumptions involved in calculating this adjustment.

Management`s Discussion & Analysis of Financial Condition and
Results
of Operations

33. We note that Mestek has identified several significant deficiencies in its internal control over financial reporting. In this regard, we note the disclosure in Mestek`s annual report on Form
10-K for the fiscal year ended December 31, 2004. Please describe these deficiencies and the steps that Omega Flex has taken to remediate these deficiencies as they apply to its company. In addition, please consider whether risk factor disclosure regarding this deficiency would be appropriate.

Non-GAAP Financial Measures

34. Please describe in greater detail the reasons why Omega Flex believes the presentation of the non-GAAP financial measure provides useful information to investors regarding its financial condition and results of operations.

Results of Operations

35. Please quantify each factor that you disclose contributed to a change in financial results.

Liquidity and Capital Resources

36. Please provide the information required by Item 10(e) of Regulation S-K with respect to the use of the non-GAAP financial measure "Adjusted EBITDA."
Description of Business

37. Please disclose the information required by Item 101(c)(xii) of
Regulation S-K.

Raw Materials

38. Please clarify whether Omega Flex is dependent on any supplier or vendor or if these raw materials are readily available from other sources.

Customers

39. Please describe in greater detail Omega Flex`s contracts and/or arrangements with its customers, particularly Ferguson
Enterprises.
In addition, please identify each customer on which its business is dependent. In this regard, we note the disclosure that certain
"customers represent a material portion of [Omega Flex`s] business."
See Item 101(c)(vii) of Regulation S-K.

Competition

40. Please explain the basis for the statement that Omega Flex holds a number one or number two share position in each of the two major market categories in which it participates.

41. Please disclose the principal methods of competition in Omega
Flex`s industry.

42. Please balance the discussion in this section by disclosing the advantages that Omega Flex`s customers have over it and how these advantages affect Omega Flex`s competitive position within its industry.

Intellectual Property

43. Please disclose when Omega Flex`s material patents or other intellectual property rights expire or terminate pursuant to Item
101(
c)(iv) of Regulation S-K.

44. We note the disclosure in the section entitled "Description of Business - Legal Proceedings" regarding legal proceedings Omega Flex initiated to protect its intellectual property rights. Please expand the disclosure in this section to describe in greater details these legal proceedings.

Research and Development

45. We note the disclosure regarding the aggregate amount Omega
Flex
spent on research and development during the past three years.
Please
explain how investors are to evaluate this disclosure and consider whether disclosure is required in MD&A.

Our Management

Our Directors and Executive Officers

46. We note that Omega Flex has identified several individuals who are not currently directors but who may serve in that capacity upon completion of the distribution. Please file their written consents to be named as directors in the information statement.

47. Please identify Omega Flex`s independent directors.

48. The business experience summary of each director and executive officer should include disclosure regarding positions held and dates employed during at least the past five years. In many cases, the employment dates are omitted, there are gaps in the summary or the description does not adequately describe the responsibilities of the position. Please revise accordingly.

49. We note the disclosure in the section entitled "Summary Compensation Table" regarding Omega Flex`s executive officers. Please include Messrs. Treichel, Wilkinson and Quinlan in the table and provide a summary of their business experience. In addition, please include these executive officers in the table set forth in the section entitled "Security Ownership of Management."

50. Please confirm that no options were granted during your last fiscal year.

Relationships Between Our Company and Mestek, Inc.

Agreements Between Us and Mestek

51. We note the statement in the second sentence of the first paragraph of this section. It does not appear that you are eligible to incorporate information by reference into the information statement. Please consider whether you may incorporate by reference and supplementally provide to us your analysis. See Note D and Item
14(e) of Schedule 14A.

Security Ownership of Management

52. We note the disclosure in footnotes (1) and (3). It appears that the excluded shares should be included in the calculation of Mr.
Reed`s beneficial ownership. Please revise accordingly. See Rule 13d-3 under the Exchange Act.

53. It appears that the Reed family will own more than 50% of Omega
Flex`s common stock following the completion of the distribution.
Please advise us as to whether Omega Flex will be a "controlled company" under the rules of the Nasdaq National Market.

Description of Capital Stock

Recent Sales

54. Please disclose the material terms of the loan transactions between Mestek and each of Messrs. Hoben and Albino. In addition, please disclose the manner in which these loans were repaid.

Financial Statements

Consolidated Statement of Operations

55. Your disclosures in your management`s discussion and analysis regarding the reasons for your increased sales expense as a percentage of revenue suggest that you classify consideration paid to customers, such as rebates and promotional incentives, in selling expense. Citing relevant accounting literature, please tell us why you do not classify such costs as a reduction of revenue. See EITF 01-9.

56. You disclose in your management`s discussion and analysis that you enter into commodity forward agreements to hedge a portion of the cost of certain commodities. Please explain how you account for such agreements, pursuant to paragraphs 17 and 18 of SFAS No. 133. Please also tell us whether these agreements have been designated and qualify as cash flow hedges, and if so, why there are no amounts reflected in accumulated other comprehensive income for these agreements. In addition, please revise your notes to your financial statements to include the disclosures required by paragraphs 44 and 45 of SFAS No.
133.

Consolidated Statements of Cash Flow

57. Please tell us why your translation effect on cash in your consolidated statements of cash flow agrees to your cumulative translation adjustment in shareholders` equity. The translation effect on cash in your statement of cash flows should reflect the effect of exchange rate changes on cash balances held in foreign currencies, whereas your cumulative translation adjustment should reflect the effect of exchange rate changes on assets, liabilities, and operations of a foreign entity.  See paragraph 25 of SFAS No.
95
and paragraphs 12 and 13 of SFAS No. 52.

Notes to the Consolidated Financial Statements

Note 6.  Income Taxes

58. We note that you have tax operating loss carry-forwards of approximately $997 in the United Kingdom. We also note that you have deferred tax assets of $207 as of December 31, 2003 and $249 as of December 31, 2004, which we assume relate to operating loss carry-forwards in the UK. In light of the history of losses in the UK, please tell us why you believe no valuation allowance is necessary related to these deferred tax assets. In your response, please explain, in detail, your consideration of paragraphs 20 - 25 of SFAS
No. 109.

FORM 10-K FILED MARCH 31, 2005

Item 9A - Controls and Procedures

59. In light of the fact that Mestek has identified several significant deficiencies with respect to its internal control over financial reporting, please disclose in reasonable detail the basis for its CEO`s and CFO`s conclusions that its disclosure controls and procedures were nonetheless effective.

60. We note that Mestek and its auditors identified several significant deficiencies in its internal control over financial reporting. Please provide to us your written analysis as to why these deficiencies, when viewed together, did not constitute a material weakness in Mestek`s internal control over financial reporting.

61. Please disclose in greater detail the nature of the significant deficiencies identified in Mestek`s internal control over financial reporting and the specific steps that Mestek has taken to remediate these deficiencies. In this regard, we note the disclosure that Mestek has "formulated a plan to take appropriate remedial steps." In addition, please clarify whether or not Mestek`s auditors have confirmed these steps.

62. Please state clearly whether or not the significant deficiencies still exist.

FORM 10 FILED APRIL 29, 2005

General

63. Please note that the Form 10 will go effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-
day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. If you choose not to withdraw, Omega Flex will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

64. We note that you are registering Omega Flex`s common stock under
Section 12(b) of the Exchange Act. However, it appears that Omega Flex is listing its common stock on the Nasdaq National Market. Since the Nasdaq National Market is not an exchange, it is not appropriate to register Omega Flex`s common stock under Section 12(b) of the Exchange Act. Please withdraw the Form 10 and re-file the Form 10 registering Omega Flex`s common stock under Section 12(g) of the Exchange Act.

Item 15. Financial Statements and Exhibits

65. Please file as promptly as possible all exhibits required by the exhibit table provided in Item 601(a) of Regulation S-K. These exhibits and any related disclosure are subject to review.

66. Please file each of the following documents as an exhibit to the
Form 10 or explain why it has not been filed as an exhibit:

* Separation and distribution agreement between Mestek and Omega
Flex.

* Employee matters agreement between Mestek and Omega Flex.

* Confidential disclosure agreement between Mestek and Omega Flex.

* Agreements relating to the termination of the management put rights.

* Agreements relating to the termination of Omega Flex`s guarantee of
Mestek`s indebtedness.

* Shareholders agreement between Omega Flex and its executive officers and other security holders.

* Agreements with each of your significant customers and suppliers.

*	*	*	*

      Please respond to these comments by filing amendment to each of your filings and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Donald Cavern, Staff Accountant, at (202)
942-
1925 or, in his absence, Nilima Shah, Accounting Branch Chief, at
(202) 942-2923 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, the undersigned at (202) 942-2864 with any other questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief
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Mr. Timothy P. Scanlan
May 25, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE